FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

[Celebrity X Cruises Logo]

Contact: Lynn Martenstein (305) 539-6570
Michael Sheehan (305) 539-6572

For Immediate Release

CELEBRITY CRUISES CANCELS ONE ALASKA CRUISE

MIAMI – September 1, 2004 – Celebrity Cruises is canceling its September 10 sailing on Summit to replace a radial-bearing unit that is showing premature wear in the ship’s starboard propulsion system. The replacement must be made in drydock, so the ship will enter San Francisco Drydock shipyard on September 12 to make the repairs. The cancelled cruise is a seven-night round-trip Alaska sailing departing from Vancouver. The ship is expected to resume service September 20.

     “I am truly sorry for the disruption this cancelled cruise will cause our guests,” said Jack Williams, president and chief operating officer of Celebrity Cruises. “Regrettably, it is important that we replace this unit in a timely manner. We will work closely with our travel agency partners to provide our guests with the best possible alternative plans.”

     Guests booked on the September 10 sailing will receive a full refund for their cruise, plus a free future Celebrity cruise, in North America, of up to seven nights, departing on or before December 31, 2005, excluding holiday sailings. Travel agents will receive their full commission for the September 10 cruise, plus a $50 rebooking fee, per stateroom, when their clients reschedule their cruise.

     Celebrity has established a special Help Desk to assist guests and travel agents with reaccommodations. The Help Desk number is 1-877-200-2897.

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CELEBRITY CRUISES CANCELS ONE ALASKA CRUISE	2-2-2-2

     Summit is operating safely, merely with its speed reduced from 23 to 18 knots. Summit’s current sailing, a seven-night Alaska cruise from Vancouver to Seward, which concludes on September 3, will not be impacted by the bearing issue.

     The ship’s seven-night September 3 sailing, from Seward to Vancouver, will make minor adjustments to two port calls.

     Summit’s September 17 sailing, a 14-night Alaska and West Coast cruise, departing Vancouver and concluding in San Diego, will be delayed three days and depart on September 20. Celebrity will contact each guest booked on that cruise to rearrange their embarkation in Vancouver and provide further details.

     The canceled cruise and modified cruise itinerary are expected to negatively impact Royal Caribbean Cruises Ltd.’s third-quarter earnings by approximately $.03 per share.

     The industry’s highest-rated premium cruise line with a taste of luxury, Celebrity Cruises’ 10-ship fleet is the youngest of any major line. Celebrity sails in the Arctic, Antarctic, Alaska, Bermuda, California, the Caribbean, Europe, the Galapagos Islands, Hawaii, the Mexican Riviera, the Panama Canal and South America. For more information, call your travel agent, dial 1-800-437-3111, or visit the Celebrity web site at www.celebrity.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant)
Date: September 2, 2004	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Senior Vice President, Treasurer